Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-223639

SUPPLEMENT dated February 27, 2019 to the

PROSPECTUS SUPPLEMENT dated March 21, 2018 to the

PROSPECTUS dated March 14, 2018

€3,241,681,545

Ford Motor Credit Company LLC

Euro Medium-Term Notes

Due Nine Months or More from Date of Issue

The risk factor entitled “Possible U.S. Withholding Taxes” on page S-7 is replaced in its entirety with the following:

“Possible U.S. Withholding Taxes.    Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), there is a withholding tax of 30 percent imposed on U.S.-source interest income on a debt obligation paid to (i) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such foreign financial institution (a) enters into, and is in compliance with, a withholding and information reporting agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (b) is a resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the foreign financial institution complies with the related information reporting requirements of such country; or (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity or certifies that it does not have any substantial United States owners, which generally include any United States person who directly or indirectly owns more than 10% of the entity. Each investor is encouraged to consult with its tax advisor regarding the implications of FATCA on their investment in a Note.”

In addition, the entire section under the heading “FATCA” on page S-24 is replaced in its entirety with the following:

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“FATCA provides that a 30% U.S. federal withholding tax will be imposed on certain payments (which could include interest in respect of Notes) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules that in general require that (i) in the case of a foreign financial entity, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and U.S. owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial direct and indirect U.S. owners of such entity.

The United States has entered into (and may enter into more) intergovernmental agreements (“IGAs”) with foreign governments relating to the implementation of, and information sharing under, FATCA and such IGAs may alter one or more of the FATCA information reporting rules. If you are not a United States person you should consult your own tax advisors regarding the potential application and impact of these requirements based on your particular circumstances.”

Except as expressly set forth herein, no other changes to the Prospectus Supplement are being made by this Supplement.

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